
05045411

RECEIVED
FEB 22 2005
213
SEC MAIL PROCESSING SECTION
WASH. D.C.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, February 16, 2005, Series 2005-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
FEB 28 2005
THOMSON
FINANCIAL



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.

By:______________________
Name: Susan Valenti
Title: Vice-President

By:______________________
Name: Peter Cerwin
Title: Vice-President

Dated: February 18, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[502,740,000]

(Approximate)

Mortgage Loan Trust
Series 2005-2

Deutsche Alt-A Securities, Inc.
(Depositor)

Deutsche Bank

February 16, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will changeAlthough the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no *representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment* decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

PRELIMINARY TERM SHEET DATED: February 16, 2005

Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-2
$[502,740,000] *(Approximate)*

Subject to a variance

All Terms and Conditions are subject to change

Structure Overview(1)

Class	Approximate Size ($)	Type	WAL (yrs) to Maturity	Pass-Through Rate	Expected Ratings*
I-A-1	[402,192,000]	Floating	2.22	LIBOR + 40(2)	Aaa / AAA
I-A-2	* Not Offered *	Inverse Floating Rate / IO	2.22	NA	Aaa / AAA
I-A-3	[100,548,000]	Fixed / NAS	8.25	(3)	Aaa / AAA
TOTAL	**$[502,740,000]**				

*** The Certificates will be rated by Moody's and one of the following two rating agencies: Fitch and Standard & Poors.**

(1) The Structure is preliminary and subject to change

(2) The Pass-Through Rate for the Class I-A-1 Certificates will be a floating rate based One-Month LIBOR plus 0.40%. subject to the Net Rate Cap (equal to the weighted average Net Rate of the Group I Mortgage Loans). The Class I-A-1 Certificates will also be entitled to receive certain cap payments as described under the Cap Contract section below

(3) The Pass-Through Rate for the Class I-A-3 Certificates will be a fixed rate equal to the weighted average Net Rate of the Group I Mortgage Loans

Transaction Overview

Certificates:	The Class I-A-1, Class I-A-2 and Class I-A-3 Certificates (together, the "Group I Senior Certificates" or "Group I-A Certificates"), The Class M Certificates (the "Mezzanine Certificates") and the Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates (together, the "Subordinate Certificates").
Pricing Speed:	Group I: 120% PPC (100% PPC is 8% CPR growing to 20% CPR over 12 months)
Depositor:	Deutsche Alt-A Securities, Inc.
Servicers:	National City Mortgage Co., Greenpoint Mortgage Funding, Inc,. and M&T Mortgage Corporation
Master Servicer:	Wells Fargo Bank, National Association
Trustee:	HSBC Bank USA, National Association
Cut-off Date:	February 1, 2005
Closing Date:	February 28, 2005
Legal Structure:	REMIC
Optional Call:	10% Cleanup Call
Distribution Dates:	25th of each month, or next business day, commencing March 25, 2005

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Collateral:
- The Group I Mortgage Loans will consist of 30 year fixed rate loans with an expected aggregate principal balance of $533,000,000, subject to a 5% variance. Additionally, there will be other loan groups consisting of 15 year fixed rate loans. The Group I Senior Certificates will be entitled to payments from amounts received or advanced in respect of the Group I Mortgage Loans. The Mezzanine Certificates and Subordinate Certificates will be entitled to payments from amounts received or advanced in respect of all of the Mortgage Loans.

Credit Enhancement:
- Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [5.50]% +/- 0.50% with respect to the senior certificates.

ERISA:
- The Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the code or other similar laws.

Cap Contract:
- The Class I-A-1 Certificates will have the benefit of an interest rate cap cap contract. With respect to each applicable Distribution Date the amount payable by the cap counterparty will equal the product of (i) the excess (if any) of One-Month LIBOR over [5.55]% (subject to a ceiling of 9.00%) (ii) the lesser of (x) the Cap Contract Notional Balance (described below) for such Distribution Date and (y) the Certificate Principal Balance of the Class I-A-1 Certificates immediately prior to such Distribution Date and (iii) one-twelfth.
- On each applicable Distribution Date on which One-Month LIBOR exceeds [5.55]%, the Class I-A-1 Certificates will be entitled to receive distributions of interest up to a maximum interest rate of 9.00% from payments made under the Cap Contract and from amounts on deposit in the Class I-A-1 Reserve Fund.

Class A-1 Reserve Fund:
- The Pooling and Servicing Agreement will establish an account called the Class I-A-1 Reserve Fund which will be held in the trust by the trustee on behalf of the holders of the Class I-A-1 Certificates. On each applicable Distribution Date, the trustee will deposit in the Class I-A-1 Reserve Fund any amounts received in respect of the Cap Contract for the related interest accrual period. Any amounts remaining in the Class I-A-1 Reserve Fund after the Certificate Principal Balance of the Class I-A-1 Certificates has been reduced to zero will be distributed to Deutsche Bank Securities, Inc.

Class A-1 Shortfall Amount:
- For any applicable Distribution Date and the Class I-A-1 Certificates, the Class I-A-1 Shortfall Amount will equal the product of (x) the excess, if any, of (i) One-Month LIBOR + 0.40% (subject to a maximum pass-through rate of 9.00%) over (ii) the weighted average Net Rate of the Group I Mortgage Loans, (y) the Certificate Principal Balance of the Class I-A-1 Certificates immediately prior to that Distribution Date and (z) one-twelfth.

Advances:
- The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent the Master Servicer believes that the cash advances can be repaid from future payments on the Mortgage Loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

Compensating Interest:
- On each Distribution Date, the Master Servicer is required to cover certain interest shortfalls as a result of certain prepayments as more fully described in the prospectus supplement.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Transaction Overview (Cont.)

Cashflow Description:

- Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of the available funds, will be made according to the following priority:

1. Payments of interest, pro rata, to the Group I Senior Certificates
2. Payments of principal to the Class I-A-3 Certificates up to an amount equal to its Priority Amount. The Priority Amount is based on a standard NAS schedule which contains Shift Percentages of 0% for the first 5 years, 30% for the first year thereafter, 40% in the second year thereafter, 60% in the fourth year thereafter, 80% in the fifth year thereafter, and 100% for any year thereafter.
3. Payments of principal to the Class I-A-1 Certificates.
4. Payments of interest and principal to the Mezzanine Certificates and then to the Class B-1 and Class B-2 Certificates in that order.
4. Payment of any Carryover Shortfall Amounts to the Class I-A-1, Class I-A-2, Class I-A-3, Class M, Class B-1 and Class B-2 Certificates.
5. Payments of interest and principal sequentially to the Class B-3, Class B-4 and Class B-5 Certificates in that order.

Shifting Interest:

- The Group I Senior Certificates will be entitled to receive 100% of the prepayments on the Group I Mortgage Loans on any Distribution Date during the first five years beginning on the first Distribution Date. Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Group I Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Allocation of Losses:

- Realized Losses on the Group I Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-5 Certificates, until the Certificate Principal Balance of the Subordinate and Mezzanine Certificates has been reduced to zero. Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated pro rata to the Group I Senior Certificates.

- Excess losses on the Group I Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Certificates.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Preliminary Class I-A-1 Cap Schedule*

Period	Date	Class I-A-1 Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
2	4/25/2005	397,250,124.94	5.55	8.60
3	5/25/2005	391,715,686.47	5.55	8.60
4	6/25/2005	385,599,117.74	5.55	8.60
5	7/25/2005	378,912,925.90	5.55	8.60
6	8/25/2005	371,671,670.11	5.55	8.60
7	9/25/2005	363,891,927.71	5.55	8.60
8	10/25/2005	355,592,248.45	5.55	8.60
9	11/25/2005	346,793,096.72	5.55	8.60
10	12/25/2005	337,516,781.78	5.55	8.60
11	1/25/2006	327,787,376.36	5.55	8.60
12	2/25/2006	317,630,623.55	5.55	8.60
13	3/25/2006	307,073,832.69	5.55	8.60
14	4/25/2006	296,764,432.41	5.55	8.60
15	5/25/2006	286,696,695.93	5.55	8.60
16	6/25/2006	276,865,028.38	5.55	8.60
17	7/25/2006	267,263,963.79	5.55	8.60
18	8/25/2006	257,888,162.15	5.55	8.60
19	9/25/2006	248,732,406.47	5.55	8.60
20	10/25/2006	239,791,600.03	5.55	8.60
21	11/25/2006	231,060,763.57	5.55	8.60
22	12/25/2006	222,535,032.60	5.55	8.60
23	1/25/2007	214,209,654.79	5.55	8.60
24	2/25/2007	206,079,987.38	5.55	8.60
25	3/25/2007	198,141,494.66	5.55	8.60
26	4/25/2007	190,389,745.53	5.55	8.60
27	5/25/2007	182,820,411.10	5.55	8.60
28	6/25/2007	175,429,262.32	5.55	8.60
29	7/25/2007	168,212,167.72	5.55	8.60
30	8/25/2007	161,165,091.14	5.55	8.60
31	9/25/2007	154,284,089.57	5.55	8.60
32	10/25/2007	147,565,310.99	5.55	8.60
33	11/25/2007	141,004,992.29	5.55	8.60
34	12/25/2007	134,599,457.22	5.55	8.60
35	1/25/2008	128,345,114.43	5.55	8.60
36	2/25/2008	122,238,455.45	5.55	8.60
37	3/25/2008	116,276,052.87	5.55	8.60
38	4/25/2008	110,454,558.42	5.55	8.60
39	5/25/2008	104,770,701.17	5.55	8.60
40	6/25/2008	99,221,285.74	5.55	8.60
41	7/25/2008	93,803,190.60	5.55	8.60
42	8/25/2008	88,513,366.34	5.55	8.60
43	9/25/2008	83,348,834.03	5.55	8.60
44	10/25/2008	78,306,683.56	5.55	8.60
45	11/25/2008	73,384,072.14	5.55	8.60
46	12/25/2008	68,578,222.67	5.55	8.60
47	1/25/2009	63,886,422.27	5.55	8.60
48	2/25/2009	59,306,020.82	5.55	8.60
49	3/25/2009	54,834,429.45	5.55	8.60
50	4/25/2009	50,469,119.21	5.55	8.60
51	5/25/2009	46,207,619.66	5.55	8.60
52	6/25/2009	42,047,517.50	5.55	8.60
53	7/25/2009	37,986,455.29	5.55	8.60
54	8/25/2009	34,022,130.16	5.55	8.60
55	9/25/2009	30,152,292.54	5.55	8.60
56	10/25/2009	26,374,744.94	5.55	8.60
57	11/25/2009	22,687,340.76	5.55	8.60
58	12/25/2009	19,087,983.10	5.55	8.60
59	1/25/2010	15,574,623.64	5.55	8.60
60	2/25/2010	12,145,261.51	5.55	8.60
61	3/25/2010	8,797,942.19	5.55	8.60
62	4/25/2010	6,447,648.82	5.55	8.60
63	5/25/2010	4,168,836.55	5.55	8.60
64	6/25/2010	1,959,727.61	5.55	8.60

* Preliminary Cap Schedule is based on Preliminary Collateral and WAC amounts at the pricing speed. The Final Cap Schedule will be based on the final Collateral and WAC amounts at the pricing speed. The Preliminary Cap Schedule is indicative and subject to change.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY OF THE GROUP I MORTGAGE LOANS

Aggregate Principle Balance	$533,000,000	+/- 5%
Average Principal Balance	$167,000	+/- 10%
Weighted Average Gross Coupon	6.221%	+/- 10 bps
Weighted Average Remaining Term	358 months	+/- 2 months
Single Family Detached / PUD	76%	+/- 5
State Concentration	20% California	Max: 25%
Weighted Average Current LTV	75%	+/- 5%
Weighted Average FICO	726	+/- 10
Interest Only Loans	1%	Max: 2%
Prepayment Penalties	6%	+/- 5%
Percent Conforming Balance	88%	+/- 5%
Full/Alt Docs	46%	+/- 10%
Non Owner Occupied	48%	+/- 10%
Originators +/-		
National City	78%	
Greenpoint	14%	
Pinnacle Direct	4%	
Others	4%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading

Anilesh Ahuja	212-250-2669
Jason Kim	212-250-2669
Mark Ginsberg	212-250-2669

MBS Banking

Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865

MBS Analytics

Steve Lumer	212-250-0115
John Napoli	212-250-0993

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to *read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This material does not* include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.